Exhibit 99.1

SECOND SUPPLEMENTAL INDENTURE

TO BE DELIVERED BY SUBSEQUENT GUARANTORS

Second Supplemental Indenture (this “Supplemental Indenture”), dated as of April 13, 2015, among 1576626 Ontario Inc. and 7731558 Canada Inc. (each a “Guaranteeing Subsidiary” and collectively, the “Guaranteeing Subsidiaries”), each a subsidiary of Postmedia Network Inc., a corporation incorporated under the Canada Business Corporations Act (the “Issuer”), to the Indenture, dated as of July 13, 2010 (as amended, supplemented or otherwise modified from time to time, the “Indenture”), among the Issuer, Postmedia Network Canada Corp., The Bank of New York Mellon, as trustee (the “Trustee”), and BNY Trust Company of Canada, as collateral agent (the “Collateral Agent”).

WITNESSETH

WHEREAS, each of the Issuer and the Guarantors has heretofore executed and delivered to the Trustee the Indenture, providing for the issuance of an unlimited aggregate principal amount of 12.50% Senior Secured Notes due 2018 (the “Notes”);

WHEREAS, the Indenture provides that under certain circumstances each Guaranteeing Subsidiary shall execute and deliver to the Trustee a supplemental indenture pursuant to which such Guaranteeing Subsidiary shall unconditionally guarantee all of the Issuer’s Obligations under the Notes and the Indenture on the terms and conditions set forth herein and under the Indenture (the “Guarantee”); and

WHEREAS, pursuant to Section 9.01 of the Indenture, the Trustee and the Collateral Agent are authorized to execute and deliver this Supplemental Indenture.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties mutually covenant and agree for the equal and ratable benefit of the Holders as follows:

1. Capitalized Terms. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

2. Guarantor. Each Guaranteeing Subsidiary hereby agrees to be a Guarantor under the Indenture and to be bound by the terms of the Indenture applicable to Guarantors, including Article 11 thereof.

3. Governing Law. THIS SUPPLEMENTAL INDENTURE WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

4. Waiver of Jury Trial. EACH OF THE GUARANTEEING SUBSIDIARIES, THE COLLATERAL AGENT AND THE TRUSTEE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS SUPPLEMENTAL INDENTURE, THE

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INDENTURE, THE GUARANTEES OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

5. Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

6. Headings. The headings of the Sections of this Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part of this Supplemental Indenture and shall in no way modify or restrict any of the terms or provisions hereof.

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IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed, all as of the date first above written.

1576626 ONTARIO INC.

Per:	“Jeffrey Haar”
Name: Jeffrey Haar
Title: President and Secretary

7731558 CANADA INC.

Per:	“Jeffrey Haar”
Name: Jeffrey Haar
Title: President and Secretary

[Supplemental Indenture Second Lien Notes Indenture]

THE BANK OF NEW YORK MELLON, as Trustee

By:	“Catherine F. Donohue”
Name: Catherine F. Donohue
Title: Vice President

[Supplemental Indenture Second Lien Notes Indenture]

BNY TRUST COMPANY OF CANADA, as
Collateral Agent

By:	“J. Steven Broude”
Name: J. Steven Broude
Title: Authorized Signatory

[Supplemental Indenture Second Lien Notes Indenture]

Dated as of the date first set forth above.

POSTMEDIA NETWORK INC.

By:	“Douglas Lamb”
Name: Douglas Lamb
Title: Chief Financial Officer and Executive Vice President

By:	“Jeffrey Haar”
Name: Jeffrey Haar
Title: Executive Vice President, Legal and General Counsel

POSTMEDIA NETWORK CANADA CORP.

By:	“Douglas Lamb”
Name: Douglas Lamb
Title: Chief Financial Officer and Executive Vice President

By:	“Jeffrey Haar”
Name: Jeffrey Haar
Title: Executive Vice President, Legal and General Counsel

[Supplemental Indenture Second Lien Notes Indenture]